NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 06-24

November 29, 2006

Cumberland Announces Senior Officer and Management Appointments

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) (the “Company”) is pleased to announce the following appointments to its growing team of development and operations specialists preparing the Meadowbank Gold project for construction and production.  Cumberland is preparing to commence construction of Canada’s and Nunavut’s next large-scale, long-life gold operation at Meadowbank, host to Canada’s largest undeveloped pure gold reserves.

Ted Rutherglen appointed Vice President, Human Resources, Health and Safety

Cumberland is pleased to announce that Mr. E. R. (Ted) Rutherglen has joined our team as Vice President, Human Resources, Health and Safety.  With over 20 years of senior management experience in human resources, in communities in the Northwest Territories and Nunavut, Mr. Rutherglen will provide Cumberland with solid leadership in all areas of human resources, workplace health and safety and employee wellness.

“Ted has a trustworthy, principled and diplomatic approach in dealing with people that will enhance Cumberland’s management team as the Company grows and develops the Meadowbank gold project,” commented Kerry M. Curtis, President and Chief Executive Officer.

Prior to joining Cumberland, Mr. Rutherglen was Human Resources Manager of Dacro Industries Inc. where he performed a full range of Human Resources and Safety services.  Mr. Rutherglen’s prior positions include Manager, Human Resources for Echo Bay Mines Ltd./Kinross Gold Corporation (Lupin Operations), Miramar Mining Corporation and Con Mine Limited.

Roy Lindsay joins as Construction Superintendent

Cumberland is also pleased that Mr. Roy Lindsay has joined our team as Construction Superintendent.  Mr. Lindsay will be a key component of the Cumberland mine engineering and construction team, having over 30 years of senior operational and construction management experience in mining and heavy construction projects in northern Canada and overseas.

“Roy’s comprehensive engineering and construction skills will be key in the development of Meadowbank into Nunavut’s next large gold mine,” stated Brad Thiele, Vice President, Meadowbank Project Development. ”Mr. Lindsay will work closely with Mr. Jim Koski, Construction Manager and with Mr. Raj Anand, Manager, Engineering.  Jim has over 35 years of experience in the construction industry including construction and start-up of more than eight mines in Canada. Combined with the mine engineering skills and 30 years experience of Mr. Anand, we are assembling a team with extraordinary Canadian mine building experience.”

Prior to joining Cumberland, Mr. Lindsay was a Superintendent with North American Construction and a Manager with Leo Alarie Construction.  Roy held various construction management positions with TVX Gold Inc. from 1994 to 1998 and with Noranda Mines Limited from 1972-1989.

Advancing Meadowbank Gold Project towards Production

Meadowbank is forecast to produce an average of 330,000 ounces of gold per year over an eight year mine life based on a bankable feasibility study and subsequent bank due diligence1 completed in December 2005.  A production decision was made by the Board of Directors of Cumberland in September 2006 following a positive development recommendation by the Nunavut Impact Review Board (“NIRB”).  The Company has since secured at least Cdn$254 million for its gold loan facility and has raised approximately Cdn$100 million in equity financing to be used for development of Meadowbank.

The Federal Minister of Indian Affairs and Northern Development accepted the positive NIRB recommendation on November 20, 2006, and a Project Certificate is expected to be issued to Cumberland in the coming weeks.  Upon issuance of the Project Certificate, the processing and issuance of all ancillary permits necessary for construction can commence.  The Company has staged the necessary equipment and supplies at Baker Lake for the construction of a four season access road to Meadowbank.  Subject to the timely receipt of all ancillary permits and requisite financing, production is expected to commence in late 2008 or early 2009.

Cumberland has a 100% interest in the Meadowbank gold project located 70 kilometres north of the hamlet of Baker Lake, Nunavut.  The shares of Cumberland are traded on the Toronto Stock Exchange and American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

1 Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

Forward Looking Statements - This News Release contains “forward looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at the Meadowbank Gold Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with our expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of new or updated feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations (including gold, fuel, steel and construction items), currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Annual Information Form filed with the Securities Commissions of the Provinces of British Columbia, Ontario, Quebec and Nova Scotia in our 40F filed with the United States Securities and Exchange Commission (the “SEC”) and with the Toronto Stock Exchange.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that we will receive required permits and access to surface rights, that we can access financing, appropriate equipment and sufficient labour and that the political environment within Nunavut and Canada will continue to support the development of environmentally safe mining projects so that we will be able to commence the development of the Meadowbank Gold Project within the established timetable. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward looking statements relating to the business and affairs of the Company. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.